SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.1 )  *1

PEOPLENET INTERNATIONAL CORPORATION
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

709775 10 0
(CUSIP Number)

Anthony K. Chan
PeopleNet International Corporation
1600 Adams Drive
Menlo Park, CA 94025
Phone:     650-688-5878
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2002
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

*1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filled" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709775 10 0	13D	Page 2 of 7 Pages
1	NAME OF REPORTING PERSONS ECapital Group, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS EIN # 77-0497698
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Corporation
NUMBER OF SHARES	7	SOLE VOTING POWER 4,869,886 shares of common stock.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 4,869,886 shares of common stock.
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,869,886 shares of common stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.16%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 709775 10 0	13D	Page 3 of 7 Pages
1	NAME OF REPORTING PERSONS PeopleNet Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS EIN # 77-0558163
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Corporation
NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares of common stock.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0 shares of common stock.
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of common stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 709775 10 0	13D	Page 4 of 7 Pages
1	NAME OF REPORTING PERSONS PeopleWeb Communications I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS EIN # 77-0491958
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Corporation
NUMBER OF SHARES	7	SOLE VOTING POWER 3,184,479 shares of common stock.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,184,479 shares of common stock.
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,184,479 shares of common stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.37%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 709775 10 0	13D	Page 5 of 7 Pages
1	NAME OF REPORTING PERSONS Benedict Van I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	7	SOLE VOTING POWER 8,240,724 shares of common stock. (See Note *2)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 8,240,724 shares of common stock. (See Note *2)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,240,724 shares of common stock. (See Note *2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.72%
14	TYPE OF REPORTING PERSON* IN

Note *2 - Through his ownership of 90% of ECapital Group, Inc., 52% ownership of PeopleNet Corporation and 51% ownership of PeopleWeb Communications, Mr. Van is deemed to control all three companies.

Item 1. Security and Issuer.

This statement relates to shares of the common stock, par value $.0001 per share, of PeopleNet International Corporation, a Delaware corporation (the "Company"). The Company has its principal executive office at 100 Marine Parkway, Suite 325, Redwood Shores, California 94065.

Item 2. Identity and Background.

This statement is being filed by (i) ECapital Group, Inc., a corporation formed under the laws of Delaware ("ECapital"), and (ii) PeopleNet Corporation, a corporation formed under the laws of Delaware, and (iii) Benedict Van, an individual.  The principal offices of ECapital and PC, and the address for Mr. Van are all at 2001 Gateway Place, Suite 270West, San Jose, CA 95110. Mr. Van is the majority stockholder of ECapital, owning 90% of ECapital's outstanding stock.  Mr. Van is also the majority stockholder of PC, owning 52% of PC's outstanding stock.

On March 21, 2002, the Company entered into an Agreement For Sale of Assets with ECapital for the purchase by the Company from ECapital the intellectual property of a browser designed for a safe Internet experience for children called "ChiBrow".  As consideration for the purchase, ECapital is given 3,799,999 newly issued shares of common stock of the Company.  On June 20, 2001, the Company acquired the exclusive marketing rights to ChiBrow from ECapital and issued 374,587 shares of the Company stock to ECapital.

On March 21, 2002, the Company entered into an Agreement For Sale of Assets with PC for the purchase by the Company from PC the intellectual property of a software bundle including web-based email and office automation solutions.  As consideration for the purchase, PC is given 9,620,000 newly issued shares of common stock of the Company.  PC decided to distribute its ownership of all of the 9,620,000 shares of the Company to the PC shareholders.  As a result of PC's distribution, PeopleWeb Communications ("PeopleWeb"), a shareholder of PC, owns 20.37% of the Company's common stock as of May 13, 2002.

During the past five years, neither ECapital nor PC nor PeopleWeb nor Mr. Benedict Van, Chairman & CEO of ECapital and PeopleWeb and President & CEO of PC, have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The sole source of consideration for the purchase of the above mention asset from ECapital is the issuance of shares of the Company's common stock to ECapital in the amount of 3,799,999 shares on March 21, 2002 and 374,587 shares on June 20, 2001.  The sole source of consideration for the purchase of the above mention asset from PC is the issuance of 9,620,000 shares of the Company's common stock to PC.

Item 4. Purpose of Transaction.

See Item 2 above.

Item 5. Interest in Securities of the Issuer.

Under the rules and regulations of the Securities and Exchange Commission, ECapital and PeopleWeb and PC and Mr. Benedict Van collectively owned 8,240,724 shares of common stock, representing 52.72% of the outstanding shares of common stock of the Company as of May 13, 2002. The percentage of outstanding shares of common stock is computed based on 15,629,999 shares of common stock outstanding as of May 13, 2002. Except for the transactions described herein, neither ECapital nor PeopleWeb nor PC nor Mr. Benedict Van has any plans, arrangements or agreements for the acquisition or issuance of additional shares of the Company's common stock or other securities convertible into equity securities of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

1. Agreement For Sale Of Assets between ECapital Group, Inc., a Delaware corporation and PeopleNet International Corporation, a Delaware corporation, dated as of March 21, 2002.

2. Agreement For Sale Of Assets between PeopleNet Corporation, a Delaware corporation and PeopleNet International Corporation, a Delaware corporation, dated as of March 21, 2002.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 22, 2002

ECAPITAL GROUP, INC.
By: /s/ BENEDICT VAN

Benedict Van
Chairman & CEO

PEOPLEWEB COMMUNICATIONS
By: /s/ BENEDICT VAN

Benedict Van
Chairman & CEO

PEOPLENET CORPORATION
By: /s/ BENEDICT VAN

Benedict Van
President & CEO

By: /s/ BENEDICT VAN

Benedict Van